4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

MEDICURE MEETS PRIMARY ENDPOINTS IN PHASE II
DIABETIC HYPERTENSION STUDY

Conference Call Today at 10:30 AM Eastern to Discuss Positive
MATCHED Results

WINNIPEG, Manitoba – (September 14, 2005) Medicure Inc. (TSX:MPH; Amex: MCU), a cardiovascular drug discovery and development company, is pleased to announce that MC-4232 met primary blood pressure and metabolic endpoints in the Phase II MATCHED study. The study evaluated MC-4232, a combination of MC-1 and the ACE inhibitor, lisinopril, in the treatment of coexisting diabetes and hypertension. Based on these positive results, the Company plans to move forward with a pivotal Phase III clinical development program for MC-4232.

“The MATCHED trial has exceeded our expectations, demonstrating the clinical benefits of MC-4232,” commented Medicure’s President and CEO, Albert D. Friesen, PhD. “We believe the evidence presents a unique development opportunity, advancing a novel product with combined blood pressure and multiple metabolic benefits for a patient population in desperate need for improved treatment in both areas. We are now advancing MC-4232 into Phase III pivotal studies and these results set the stage for the development of other cardiovascular combination products.”

Results from Blood Pressure Endpoints:
The results of MATCHED demonstrate the positive clinical effects of MC-4232 on primary and secondary blood pressure endpoints, including both systolic and diastolic measurements:

  The 300mg/20mg (MC-1/lisinopril) dose of MC-4232 had a statistically significant reduction of 12.0 mmHg (p<0.0001) from baseline over 8 weeks on the primary endpoint of mean daytime ambulatory systolic blood pressure (MDASBP).
  The 300mg/20mg dose of MC-4232 reduced MDASBP by 12.0 mmHg over 8 weeks as compared to a 7.5 mmHg reduction with lisinopril alone, equating to an additional 4.5 mmHg (p=0.13) reduction, demonstrating the improved antihypertensive effects of MC-4232 over lisinopril alone.
  In the secondary endpoint of reduction in mean daytime ambulatory diastolic blood pressure (MDADBP), the 300mg/20mg dose of MC-4232 reduced MDADBP by 7.5 mmHg over 8 weeks as compared to a 4.1 mmHg reduction with lisinopril alone, equating to an additional 3.4 mmHg (p=0.06) reduction, again demonstrating the improved antihypertensive effects of MC-4232 over lisinopril alone.

Results from Metabolic Endpoints:
The results of MATCHED also demonstrated the positive clinical effects of MC-4232 on primary and secondary metabolic endpoints, including glycemic control as measured by fasting serum glucose and glycated hemoglobin (HbA1c), as well as lipid control, after 16 weeks of treatment.

  The 300mg/20mg dose had a statistically significant reduction of 1.45 mmol/L (p=0.026) versus placebo on the primary endpoint of fasting serum glucose.
  In those patients with HbA1c greater than the prespecified level of 8.0%, the 300mg/20mg dose had an absolute reduction of 0.63% (p=0.27) compared to placebo. This exceeds the regulatory requirements in HbA1c reduction of 0.40% for antidiabetic therapeutics were well controlled with current antidiabetic therapy, with less than 19% exceeding 8.0% HbA1c.
  In those patients with elevated triglycerides (>1.7mmol/L), the 300mg/20mg dose of MC-4232 provided a statistically significant reduction of triglyceride levels by .70 mmol/L (p=0.04) versus baseline.

On all key metabolic and blood pressure endpoints the 300mg/20mg and 1000mg/20mg doses of MC-4232 demonstrated comparable clinical efficacy. The study results also demonstrated that MC-4232 was safe and well tolerated at all dose levels.

The Principal Investigator of the MATCHED study, Yves Lacourcière MD, FRCP, FACP, added, “While medical guidelines recommend stringent blood pressure targets for diabetic patients, such as those studied in the MATCHED trial, achieving and maintaining these targets has proven to be extremely difficult. Although all classes of antihypertensive agents are effective at lowering blood pressure in diabetic patients, treatment has been further complicated by the fact that some major classes have been shown to have deleterious effects on glycemic control. The results from MATCHED demonstrate that MC-4232 not only provides clinically important blood pressure reduction beyond that of lisinopril alone, but also improves upon the glycemic and lipid control offered by current therapies. Based on this data, I believe MC-4232 could be an innovative new treatment that in addition to significant blood pressure reduction also offers metabolic benefits to patients with coexisting diabetes and hypertension.”

The MATCHED study (MC-1 and ACE Therapeutic Combination for Hypertensive Diabetics) was designed as a Phase II trial to determine the optimal dose and endpoint for Phase III development of MC-4232. MATCHED was a randomized, parallel group, cross-over, double-blind, placebo-controlled comparison of 100, 300 or 1000 mg of MC-1 alone and in combination with 20 mg of lisinopril. The study results are based on a population of 120 patients with coexisting type II diabetes and hypertension from 12 sites across Canada. In order to minimize the carry-over effects of lisinopril, all patients were randomized in two different treatment sequences. Patients randomized in the first treatment sequence received an 8-week treatment with MC-4232 (20 mg of lisinopril and MC-1) or placebo and then an 8-week treatment with MC-1 alone or placebo. Patients randomized in the second treatment sequence received an 8-week treatment with MC-1 alone or placebo and then an 8-week treatment with MC-4232 or placebo. In each treatment sequence, all patients were randomized to MC-1 at one of the three prespecified dosages.

This trial was conducted under the guidance and direction of the internationally recognized hypertension specialist, Yves Lacourcière, MD, FRCP, FACP, Director of the Hypertension Research Unit, Centre Hospitalier de l'Université Laval Sainte-Foy,

Québec. Dr. Lacourcière, one of North America's foremost experts in management of hypertension in difficult to treat patient groups, led a group of specialist investigators who enrolled patients at sites across Canada. Dr. Lacourcière has led numerous important hypertension studies and serves as a scientific advisor to several leading pharmaceutical companies.

Notification of Conference Call:
Medicure will host a conference call and webcast to discuss the MATCHED study results:

Date:	Wednesday, September 14, 2005
Time:	10:30 am Eastern Time
Telephone:	1-877-888-3855 (toll free) or 1-416-695-5261
Webcast:	Available at the Medicure website at www.medicure.com

About Medicure Inc.
Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine, the largest pharmaceutical market sector. The Company's solid position in this field is supported by the following attributes:

  Cardiovascular focused pipeline: a global market of over US $70 billion
  Two drugs - MC-1 & MC-4232 - in advanced clinical development
  Three positive Phase II trials completed
  Unique products addressing major, inadequately served markets
  Second combination product, MC-4262 is entering development stage
  Dual action antithrombotic, MC-45308, with positive preclinical results

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule, anti-ischemics, and antithrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such risks, include among others, those described in the Company’s annual return on Form 20-F. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:
Derek Reimer	Hogan Mullally
Chief Financial Officer	Manager of Investor &
Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com